Putnam Diversified Income Trust, March 31, 2009, semiannual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	43,849
Class B	3,755
Class C	4,715

72DD2 (000s omitted)

Class M	20,830
Class R	101
Class Y	3,239

73A1

Class A	0.342
Class B	0.317
Class C	0.320

73A2

Class M	0.336
Class R	0.336
Class Y	0.350


74U1	(000s omitted)

Class A	131,142
Class B	10,860
Class C	16,889

74U2	(000s omitted)

Class M	60,539
Class R	288
Class Y	6,622

74V1

Class A	5.89
Class B	5.85
Class C	5.83

74V2

Class M	5.83
Class R	5.85
Class Y	5.87

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

Item 74P

On September 26, 2008, the fund entered into Agreements with other registered investment companies (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the fund the right to receive, in the aggregate, $3,169,854 in net payments from Lehman Brothers Special Financing, Inc. in connection with certain terminated derivatives transactions (the Receivable), in each case in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable will be offset against the funds net payable to Lehman Brothers Special Financing, Inc. and is included in the Statement of assets and liabilities within Payable for investments purchased. Future payments under the Agreements are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreements will be recorded as realized gain or loss.